

# Mark Anderson, PE, MBA · 3rd

CEO & Founder at Icarus RT, Inc. Early raise terms available on Wefunder now wefunder.com/icarus.rt.inc

Carlsbad, California, United States · **Contact info**

**500+** connections

Icarus RT, Inc.

San Diego State University-California State University

## Experience

### Icarus RT, Inc.

5 yrs 2 mos

**Founder & CEO**
Full-time
Oct 2016 – Present · 5 yrs 2 mos
San Diego, California, United States

**CEO and Co-Founder**
Oct 2016 – Present · 5 yrs 2 mos
Greater San Diego Area

Icarus is an award winning, patent pending hybrid PVT solar technology designed to boost the performance of solar PV systems by cooling the panels and using ORC to generate additional power and store extracted waste heat for generation after sundown or during cloud shading.

### RETECH Engineering, Inc.

10 yrs 2 mos

**CEO and Sr. Project Manager**
Oct 2011 – Present · 10 yrs 2 mos
San Diego, California

**CEO and Sr Project Manager: International Projects & Business Development**
Nov 2011 – Present · 10 yrs 1 mo
Carlsbad, California, USA

Available to provide contract negotiation, project management, engineering services or otherwise enable the development of international or domestic energy projects.

RETECH Engineernig, Inc (REI) works closely with technology developers to transfc ...see more

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### CEO of RETECH Engineering, Inc.

RETECH Engineering, Inc., IcarusRT, Inc., Mobius WTE
Nov 2011 – Present · 10 yrs 1 mo
Greater San Diego Area

RETECH Engineering, Inc. exists to develop new renewable energy technologies. We have explored and vetted dozens of ideas, concepts, designs, prototypes and claims. Many have little merit. Several have risen to the top, including Icarus RT, a power boosting system for solar panels, and Mobius WTE, a thermo-chemical waste to energy conversion tecl ...see more

### SENIOR VICE PRESIDENT/GENERAL MANAGER

Baran USA - Baran Group
Mar 2010 – Oct 2011 · 1 yr 8 mos
Atlanta, California, USA

(BARAN USA IS AN EPC MANAGEMENT CONTRACTOR)

• Coordinated all activities for utility scale renewable energy projects which involved Engineering, Procurement, and Construction (EPC), business development, and pr ...see more

**EXECUTIVE DIRECTOR**
TheGreenNova.org
Jun 2008 – Jun 2011 · 3 yrs 1 mo
Carlsbad, Califronia, USA

(THE GREEN NOVA IS A NON-PROFIT ORGANIZATION THAT PROVIDES RESOURCES THROUGH A WIKI-BASED RESOURCE CENTER, TO ASSIST INDIVIDUALS AND SMALL BUSINESS TO DEVELOP TRADITIONAL AND ALTERNATIVE ENERGY CHOICE SOLUTIONS.)
...see more

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## Education

**San Diego State University-California State University**
EXECUTIVE MASTER OF BUSINESS ADMINISTRATION, Business Administration, Management and Operations
2003 – 2005
Activities and Societies: Business Management, Marketing, Accounting

Had a blast studying, working very hard, networking and developing skills!

**University of Hartford**
BACHELOR OF SCIENCE IN MECHANICAL ENGINEERING, Engineering
1975 – 1979
Activities and Societies: • American Society of Mechanical Engineers and National Society of Professional Engineers • National Society of Professional Engineers

**Whittier Law School**
JD Program, Contracts & Intellectual Property Law
2007 – 2008
Activities and Societies: Student Bar Association Representative Intellectual Property Society

Focused on Contracts and IP Law

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## Licenses & certifications

**Licensed Professional Engineer**
California Board for Professional Engineers, Land Surveyors and Geologists
Issued Jun 2005 · Expired Jul 2016
Credential ID 33752

**Licensed Professional Engineer**
Minnesota Board of Architecture, Engineering, Land Surveying Landscape Architecture, Geoscience and Interior Design
Issued Jul 1984 · Expired Jun 2016
Credential ID 17175

## Volunteer experience

**Mentor**
San Diego State University Aztec Mentor Program
Sep 2014 – Present • 7 yrs 3 mos
Education

Mentor Undergraduate Seniors and Graduate Students one-on-one in a structured semester-based mentorship program.

**Mentor**
Jacobs School of Engineering, University of California at San Diego

Jan 2015 – Present • 6 yrs 11 mos
Science and Technology

Work with teams of four Senior Engineering students per team on energy related technology development projects.